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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                  [x] Form 10-Q   [ ] Form N-SAR

                         For Period Ended:   March 31, 2000

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on For  2-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Medical Device Alliance Inc.
Former name if applicable:        N/A
Address of principal executive office (Street and number): 5851 West Charleston City, state and zip code: Las Vegas, Nevada 89146

                                     PART II
                             RULE 12b-25 (b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X]  (a) The reasons described in reasonable detail in
     Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion

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     thereof will be filed on or before the 15th calendar day
     following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                PART III
                                NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          As previously reported on Form 8-K, the District Court of Clark County, Nevada (the "COURT") appointed George C. Swarts as receiver (the "RECEIVER") over all of the day-to-day administration and management of the Company and its assets. Although the Receiver engaged BDO Seidman, LLP
(its "AUDITORS")as its new outside auditors on October 26, 1999, as a result of on-going complications related to the Receivership, and on-going constraints on the Company's financial resources which prevented the Company from paying its Auditors current until recently, the Company has not been able to complete the preparation of its financial statements for the years ended December 31, 1998 and December 31, 1999, and the for the interim periods ended March 31, June 30, and September 30, 1999, and March 31, 2000, or to complete the audit of its year end 1998 and 1999 financial statements. While the Company has engaged and now recommenced payments to its Auditors to enable them to resume work on the respective audit(s), until it can complete the preparation and audit of its financial statements, the Company will continue to be unable to file its Form 10-KSBs and Form 10-QSBs for such respective periods, and will therefore remain in non-compliance with its reporting obligations under the Exchange
Act. The Company intends to work diligently with its Auditors to finalize its financial statements and complete the year end audits as soon as reasonably practicable, however, given its current financial and other constraints, combined with the inability to predict the results of the Receiver's on-going diligence investigation, the Company is unable at this time to determine with any degree of certainty when it expects to be in full compliance with its reporting obligations under the Exchange Act.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          George C. Swarts           (702)                870-8663
             (Name)               (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
          Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

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          If the answer is no, identify report(s).
                                               [ ] Yes [X] No

          Forms 10-KSB for the years ended December 31, 1998 and December 31, 1999, and Form 10- QSBs for the quarters ended March 31, June 30, September 31, 1999 and March 31, 2000 (see Part III).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          MEDICAL DEVICE ALLIANCE INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000               By   /s/ George C. Swarts